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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                     NSTAR
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)
                                   67019E107
                                ----------------
                                 (CUSIP Number)

                                   11/09/2006

            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check appropriate box to designate the rule pursuant to which this
Schedule is filed:

   | |      Rule 13d-1(b)

   |X|      Rule 13d-1(c)

   |_|      Rule 13d-1(d)


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-------------------                                            -----------------
CUSIP No. 67019E107                   13G                      Page 1 of 1 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
       1        Names of Reporting Persons/I.R.S. Identification Nos. of
                Above Persons (Entities Only)

                   Pictet Asset Management Limited ("PAM")

                   The reporting person disclaim beneficial ownership of the
                shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both managed by PAM.
--------------------------------------------------------------------------------
       2        Check the Appropriate Box if a Member of a Group     (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
       3        SEC Use Only

--------------------------------------------------------------------------------
       4        Citizenship or Place of Organization
                   Pictet Asset Management Limited - United Kingdom
--------------------------------------------------------------------------------
                         5     Sole Voting Power:
         Number of                Pictet Asset Management Limited:
                               5,476,000
          Shares         -------------------------------------------------------
                         6     Shared Voting Power:
       Beneficially               Pictet Asset Management Limited:
                               None
         Owned by        -------------------------------------------------------
                         7     Sole Dispositive Power:
           Each                   Pictet Asset Management Limited:
                               5,476,000
         Reporting       -------------------------------------------------------
                         8     Shared Dispositive Power:
        Person With               Pictet Asset Management Limited:
                               None
--------------------------------------------------------------------------------
       9        Aggregate Amount Beneficially Owned by Each Reporting Person
                   Pictet Asset Management Limited:  5,476,000

--------------------------------------------------------------------------------
      10        Check if the Aggregate Amount in Row (9) Excludes Certain
                Shares / /

--------------------------------------------------------------------------------
      11        Percent of Class Represented by Amount in Row (9)
                   Pictet Asset Management Limited:  5.13%

--------------------------------------------------------------------------------
      12        Type of Reporting Person:
                   Pictet Asset Management Limited:  IA

--------------------------------------------------------------------------------



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Item 1.

      (a)   Name of Issuer: NSTAR

      (b)   Address of Issuer's Principal Executive Offices:

                  800 Boylston Street
                  Boston, MA 02199
                  United States


Item 2

      (a)   Names of Person Filing:

            Pictet Asset Management Limited ("PAM")

      (b)   Address of Principal Business Office or, if none, Residence:

                             Pictet Asset Management Limited:
                                    Tower 42 Level 37
                                    25 Old Broad Street
                                    London  EC2N 1HQ
                                    UNITED KINGDOM


      (c)   Citizenship:
                       Pictet Asset Management Limited:  United Kingdom

      (d)   Title of Class Securities: COMMON STOCK

      (e)  CUSIP Number: 67019E107

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

      Not applicable.

Item 4. Ownership

   The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by three non-U.S. investment funds, both are managed by PAM.

      (a)   Amount Beneficially Owned:

                      Pictet Asset Management Limited: 5,476,000

      (b)   Percent of Class:

                      Pictet Asset Management Limited:  5.13%

      (c)   Number of shares as to which such person has:

            Pictet Asset Management Limited:
                  (i)      sole power to vote or to direct the vote: 5,476,000
                  (ii)     shared power to vote or to direct the vote: None

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                  (iii)    sole power to dispose or to direct the disposition
                           of: 5,476,000
                  (iv) shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of the Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: 11th November 2006

                                             /s/ David Cawthrow
                                             ------------------------------
                                             David Cawthrow
                                             Chief Compliance Officer


                         AGREEMENT OF REPORTING PERSONS

         The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of the undersigned.


     Pictet Asset Management Limited

     By: /s/ David Cawthrow
         ----------------------------------------
         David Cawthrow, Chief Compliance Officer